November 18, 2016

VIA EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	SORL Auto Parts, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 30, 2016

File No. 0-11991

Dear Ms. Blye:

In connection with the letter of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filing, SORL Auto Parts, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”), filed on March 30, 2016;

•	comments of the staff of the Securities and Exchange Commission (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2015 Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SORL Auto Parts, Inc.

By:	/s/ Xiao Ping Zhang
Name:	Xiao Ping Zhang
Title:	Chief Executive Officer

cc: Tim Tingkang Xia, Esq.

Locke Lord LLP